December 14, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Brad Skinner
      Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2004
Filed March 10, 2005
Form 10-Q for the Quarter Ended June 30, 2005
Filed July 28, 2005
Form 8-K
Filed July 28, 2005
File No. 1-10485
Dear Mr. Skinner:
This letter is provided in response to the Staff’s comment letter dated November 17, 2005 addressed to Mr. John S. Marr, Jr., President and Chief Executive Officer of Tyler Technologies, Inc. (the “Company”). We have restated the Staff’s comments and the Company’s response follows each comment.
Form 10-K for the Year Ended December 31, 2004
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page F-3
1.	We note your response to our previous comment number 4. The authoritative literature, specifically Question 17 of the FASB Implementation Guide on Applying SFAS 86 and Item 302 of Regulation S-K, should be followed in classifying the amortization of acquired software as a cost of revenue in your next ’34 Act filing.

Securities and Exchange Commission
December 14, 2005

Company response:
Beginning with our next 1934 Securities Act filing, we will classify amounts charged for the amortization of acquisition date software development costs to cost of revenue in our consolidated statement of operations. We will continue to show amortization of other acquisition date intangible assets in a single line item included in operating income. We will also retroactively reclassify for all periods presented such amortization of acquisition date software development costs as a component of cost of revenue.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Segment and Related Information, page F-12
2.	We note from your response to our previous comment number 9 that the software and service gross margin economic characteristic for Division Five appear to be significantly dissimilar to the same characteristic of the other four divisions. In view of this please tell us how you concluded that Division Five meets the aggregation criteria of paragraph 17 of SFAS 131 for the 2004 and 2005 reporting periods. For additional guidance refer to Question No. 8 FASB Status Report December 31, 1998.

Company response:

All of our divisions develop and market to local government entities their proprietary software products, together with related post-contract customer support (maintenance) and implementation services. Division 5 also provides appraisal services, in addition to its related tax and appraisal software products and implementation services. However, discrete financial information, including operating expenses, identifiable assets, and capital expenditures, are submitted on a combined basis by division, and not by product lines or revenue category, to the CODM (Chief Operating Decision Maker) to use in assessing performance and making resource allocation decisions. As summarized in our response letter dated September 2, 2005, we continue to believe our divisions meet the aggregation criteria for the reasons cited in that letter and expanded upon below.

Division 5 was purchased in late 1999 with the knowledge we would be required to significantly upgrade their existing software products to bring them in line with our other divisions’ software products. The historical gross margin for software license reflects the amortization of software development costs capitalized in connection with this effort. These costs will become fully amortized in early

Securities and Exchange Commission
December 14, 2005

2006 and we expect that Division 5’s software license margins will be comparable to the other divisions’ in the foreseeable future. Accordingly, if we compare software license gross margins for the six year period ended December 31, 2004, on a basis that excludes the amortization of software development costs, Division 5’s software license margin is 90%, which is comparable to the other divisions’ gross margins of 86% to 93%. We believe our long-term software license margin adjusted to exclude the effects of this amortization is a more accurate measure to evaluate the economic characteristics of the divisions and to conclude they have essentially the same future prospects. We generally amortize software development costs over five years and development costs are dependent on the timing of new product releases for which the impact on gross margins over a longer period than our six year history ( four of our divisions were acquired in 1998 and 1999 and one division was acquired in 2003), would normalize across divisions. We expect Division 5’s gross margin for software licenses will be approximately 78% and 80% in 2006 and 2007, respectively. These future gross margins are slightly lower than the other divisions because Division 5 has recently integrated an enhanced third party software product in its offerings for which it is expected the related gross margins will be lower in the first couple of years of deployment. However, in years subsequent to 2007 the impact on Division 5’s margins is expected to diminish, with a resulting improvement in gross margin. Third party software gross margins are lower than proprietary gross margins due to the related costs to the third party vendor.
Division 5’s long-term historical services gross margin is 25%, which is somewhat lower than the other divisions’ long-term historical services gross margins of 29% to 36%. In the first couple of years after the acquisition, Division 5 had higher maintenance costs due to efforts to support its software products during those early years. Subsequent to the deployments of product upgrades, Division 5’s historical services gross margins were 29% for 2003 and 26% for 2004. In May 2005, we restructured Division 5 and significantly reduced headcount. Following the restructuring, the historical services gross margin for the third quarter of 2005 for Division 5 was 30%. Our estimated services gross margin for 2006 and 2007 are projected to be approximately 28% and 29%, respectively, which are comparable to the other divisions.
We believe we have properly considered the FASB Staff Implementation Guides, Q&A 131-Segment Information: Guidance on Applying Statement 131. All of our divisions have similar long-term average gross margins, sales trends, future prospects, and have similar basic characteristics regarding products, services, customers, distribution and the like and therefore, meet the aggregation criteria. We do not believe separate reporting of Division 5’s information as a separate segment is required or would add significantly to an investor’s understanding of the Company.

Securities and Exchange Commission
December 14, 2005

Concentrations of Credit Risk and Unbilled Receivables, page F-13
3.	We note your response to our previous comment number 10. Please revise your disclosures to separately disclose the amount of unbilled receivables that are expected to be collected after one year and provide a general description of the prerequisites for billing this amount. Additionally address when the $536,000 retainage amount is expected to be collected. See Rules 5-02 (3) (c) (2) and (4) of Regulation S-X.

Company response:

We propose to revise the second to last paragraph of “Concentration of Credit Risk and Unbilled Receivables” included in footnote 1 to our summary of significant accounting policies in our Form 10-K for the year ending December 31, 2005, to read substantially as follows:
The termination clauses in most of our contracts provide for the payment for the fair value of products delivered or services performed in the event of early termination. Our property appraisal outsourcing service contracts can range up to three years and, in one case, as long as six years in duration. In connection with these contracts, as well as certain software service contracts, we may perform the work prior to when the software and services are billable and/or payable pursuant to the contract. We have historically derived such unbilled receivables (costs and estimated profit in excess of billings) in connection with (1) property appraisal services contracts accounted for using proportionate performance accounting in which the revenue is earned based upon activities performed in one accounting period but the billing normally occurs shortly thereafter and may span another accounting period; (2) software services contracts accounted for using the percentage completion method of revenue recognition using labor hours as a measure of progress towards completion in which the services are performed in one accounting period but the billing for the software element of the arrangement may be based upon the specific phase of the implementation ; (3) software revenue for which we have objective evidence that the customer-specified objective criteria has been met but the billing has not yet been submitted to the customer; and (4) in a limited number of cases, we may grant extended payment terms generally to existing customers with whom we have a long-term relationship and favorable collection history. In addition, certain of our larger property appraisal outsourcing contracts are required by law to have an amount withheld from a progress billing (generally a 10% retention)

Securities and Exchange Commission
December 14, 2005

until final and satisfactory project completion is achieved, typically upon the completion of fieldwork or formal hearings.
In connection with this activity, we have recorded unbilled receivables of $XX and $10.0 million at December 31, 2005 and 2004, respectively, of which $XX and $1.1 million is expected to be collected after one year, with billing primarily dependent on a fixed payment schedule based on specific calendar dates. We also have recorded retention receivable of $XX and $1.7 million at December 31, 2005 and 2004, of which $XX and $536,000 is expected to be collected after one year, and these retentions become payable upon the completion of our field work and formal hearings. Unbilled receivables and retention receivables expected to be collected in excess of one year have been classified as non-current receivables in the accompanying consolidated balance sheets.
As outlined in our response letter dated September 2, 2005, we consider the total retentions and unbilled receivables expected to be collected after one year to be immaterial in relation to our balance sheet and our liquidity, as it represents only 2.1% of total current assets at December 31, 2004. Accordingly, we propose that the disclosure in our Form 10-K for the year ending December 31, 2005 include the expanded discussion as to the prerequisites for such billing described above and, in our Form 10-K for the year ending December 31, 2005, we will reclassify our December 31, 2004 balance sheet to reflect the non-current receivables as long-term.
Note 7. Goodwill and Other Intangibles, page F-17
4.	We note your response to our prior comment number 11. We also note that you have grown considerably, since the staff’s last review, through numerous purchase acquisitions. Provide us with substantive objective evidence that supports a weighted average estimated useful life of 22 years for your acquired customer intangibles.

Company response:

We engaged the services of a nationally recognized outside appraisal firm to assist us in determining the value and life of the intangible assets acquired for each of our significant acquisitions. The customer related intangible asset arising from each of our significant acquisitions were generally valued using an income approach on the estimated selling expense savings over the estimated remaining life of the active customers. In general, the average remaining life for the customer base was estimated in the range of 20-25 years, which is generally the inverse of the attrition rate that was estimated at the date of the acquisition. In

Securities and Exchange Commission
December 14, 2005

each case, we assigned useful lives for customer related intangibles that were equal to or shorter than those suggested by the appraisal firm.
The attrition rate was based on discussions with division personnel and an analysis of the available data for each of the acquired companies’ customer bases, and was derived from information regarding lost customers during a period preceding the acquisition. For each significant acquisition, an annual attrition rate was selected for the valuation of the customer base. The selected attrition rate, or decline, factor was applied to the revenue projection to reflect the gradual loss of customers.
Below is a summary of information regarding our customer related intangibles, including attrition rates used at the time of acquisition to estimate the customer related intangible value.

			Initial
	Year		Customer
	Company	Year	Related
	Was	Acquired	Intangible	Attrition
	Formed	By Tyler	Value	Rate
			(000’s )
Division 1	1962	1999	$8,912	3%
Division 2	1981	1998	1,527	3%
Division 3	1981	2003	6,280	4%
Division 4	1981	1998	2,300	8%
Division 5	1938	1999	2,700	4%
Division 6	1978	1999	2,560	3%

Securities and Exchange Commission
December 14, 2005

     Our actual post-acquisition experience has been that customer attrition rates (measured by non-renewal of maintenance contracts) remain very low and justify the amortization periods being used. The table below summarizes our post-acquisition customer attrition experience:

				Cumulative
			Annual Maintenance	Percentage
	Maintenance		Value of Customers	of Base
	Revenue	Maintenance	Lost Since	Year
	Base Year	Revenue	Acquisition Through	Maintenance
	2000*	Year 2004	November 2005	Lost
	(000’s )	(000’s )	(000’s )

Division 1	$8,380	$20,410	$742	8.9%
Division 2	6,349	12,046	194	3.1%
Division 3	3,267	4,067	70	2.1%
Division 4	7,570	9,969	566	7.5%
Division 5	7,456	7,555	362	4.9%
Division 6	1,346	2,995	55	4.1%

*	Since all of our acquisitions except for one occurred in 1998 and 1999, we used calendar year 2000 as a Base Year to benchmark attrition information about lost customers generally from the date of acquisition. Division 3 Base Year is 2003 because it was acquired in December 2003.
The above table confirms that our customer attrition rates since the date the division was acquired remain very low and the use of a long estimated useful life is reasonable based on this experience. As highlighted in the chart above, we believe losing less than an estimated cumulative 10% of our acquisition date maintenance in the post-acquisition period further supports an extended useful life. A lower attrition rate results in a greater number of post-acquisition years which need to be accumulated to derive the initial customer base value using the income approach over the remaining life of the active customers. Since an extended number of years were aggregated to derive the customer related intangible value (well in excess of 22 years), we believe it is reasonable to use an extended number of years to amortize such value.
As outlined in our response letter dated September 2, 2005, our customer base is comprised almost entirely of local government entities. As such, our market environment is very different from that of companies selling to the private sector since for each of our acquisitions, customer turnover was nearly non-existent.

Securities and Exchange Commission
December 14, 2005

The high cost to the government customer of switching to a new product, lower technology requirements by risk adverse governmental entities, the long-term nature of governmental relationships and decision-making, the proven ability to sell our products through positive customer references as evidenced by our consistent growth in annual maintenance revenues, and our strong reputation all combine to produce a positive long-term relationship. We believe that the weighted average estimated useful life of 22 years for customer related intangibles is appropriate in light of customer attrition experience both pre-acquisition and post-acquisition and represents a reasonable estimate of the period over which the acquired customer intangibles are expected to contribute to the future cash flows of the Company.
Note 8-K, filed October 27, 2005
5.	In your response to our previous comment number 1 you indicate that in future quarterly earnings press releases you will include an expanded explanation of the reasons why you believe the presentation of non-GAAP measures you use provide useful information to users of your financial statements. However, your non-GAAP disclosures in your press release filed on Form 8-K on October 27, 2005 do not appear to include these expanded explanations. Your non-GAAP disclosures under Item 2.02 on Form 8-K should demonstrate the usefulness of the non-GAAP measure. In this regard, you must meet the burden of demonstrating the usefulness of a performance measure that excludes recurring items. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Ensure that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

Company response:

As noted in our response letter dated September 2, 2005, we will exclude the use of EBITDA in future 1934 Securities Act filings. However, we will continue to include in our press releases which we furnish on Form 8-K, EBITDA and free cash flow but will not include net income and earnings per share adjusted to exclude the restructuring charge as non-GAAP measures.

We acknowledge that in our press release which was filed on Form 8-K on October 27, 2005, we inadvertently omitted the expanded disclosures in which we demonstrate the usefulness of certain non-GAAP measures. We have presented below the disclosure that we intend to provide in our next press release concerning non-GAAP measures:

Securities and Exchange Commission
December 14, 2005

Non-GAAP Measures:
This press release discloses the financial measures of EBITDA and free cash flow. These financial measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The non-GAAP measures used by Tyler Technologies, Inc. may be different from non-GAAP measures used by other companies. We believe the presentation of these non-GAAP financial measures provide useful information to users of our financial statements and are helpful to fully understand our past financial performance and prospects for the future. We believe these measures are widely used by investors, analysts, and other users of our financial statements to analyze operating performance and to compare our results to those of other companies, and they provide a more complete understanding of our underlying operational results and trends, as well as our marketplace performance and our ability to generate cash. In addition, we internally monitor and review these non-GAAP financial measures on a consolidated basis as some of the primary indicators management uses to evaluate Company performance and for planning and forecasting future periods. Management believes that EBITDA and free cash flow provide meaningful supplemental information to the investor to fully assess the financial performance, trends and future prospects of Tyler’s core operations.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,

Brian K. Miller
Senior Vice President and
Chief Financial Officer